Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES TO PRESENT AT THE BARCLAYS CAPITAL 2011 RETAIL AND RESTAURANTS CONFERENCE

HOUSTON, TX, April 19, 2011 - Stage Stores, Inc. (NYSE: SSI) announced today that Andy Hall, President and CEO, and Oded Shein, CFO, will present at the Barclays Capital 2011 Retail and Restaurants Conference on Tuesday, April 26, 2011, at 11:00 a.m. Eastern Time. The conference is being held at the Crown Plaza Times Square in New York City.

A live webcast of the presentation will be available. To access the webcast, log on to the Company's website at www.stagestoresinc.com and then click on Investor Relations, then Webcasts, then the webcast link. A replay of the presentation will be available online for approximately 30 days.

The PowerPoint presentation that management will use at the conference will be available for viewing in the Investor Relations section of the Company's website.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 796 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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